Exhibit 99.1

Web Site: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

WEBCAST ALERT –FOR IMMEDIATE RELEASE

TEVA TO PRESENT AT THE BARCLAYS CAPITAL
GLOBAL HEALTHCARE CONFERENCE

Jerusalem, Israel, March 9, 2009 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) will host a live audio webcast at the Barclays Capital Global Healthcare Conference with Eyal Desheh, Chief Financial Officer presenting on Wednesday, March 11, 2009.

What:	Teva Presentation at the Barclays Capital Global Healthcare Conference

Who:	Eyal Desheh, Chief Financial Officer

When:	Wednesday, March 11, 2009 at 9:30 a.m. ET

Where:	http://cc.talkpoint.com/barc002/030909a_rb/?entity=9_O7BVWVH

How:	Live over the Internet -- log on to the Web at the address above and register for the event (approx. 10 minutes before). An archive of the webcast will be available on Teva's website.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva's sales are in North America and Europe.